UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 4, 2025

(Date of Report (Date of earliest event reported))

GRAZE, INC.
(Exact name of registrant as specified in its charter)

Delaware	82-3705318
(State of incorporation)	(IRS Employer Identification Number)

6700 Pinecrest Drive Suite 400 Plano, Texas 75024	75024
(Address of principal executive offices)	(ZIP Code)

972.598.9740

(Registrant’s telephone number, including area code)

Common Stock

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 5.01 – Changes in Control of the Issuer

On June 4, 2025, Logan Fahey Franz and Randy Samsel, the only then-serving members of the Board of Directors of Graze, Inc. (the “Company”), submitted their formal resignations from the Board of Directors, effective immediately. These resignations were executed by written consent pursuant to Section 141(f) of the Delaware General Corporation Law and the Company’s Bylaws.

The resignations follow the Company’s receipt and limited review of stockholder consents purporting to appoint new directors to the Board. While the Company has not independently verified all aspects of those consents, the resigning directors have determined that it is in the best interests of the Company and its stakeholders to facilitate an orderly transition.

A copy of the written consent of resignation executed by the directors has been retained in the Company’s corporate records.

The Company expects additional updates to its Board composition and corporate governance structure in the near term and will disclose any further material developments as required under applicable regulations.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our reports filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Notification of Late Filing to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By:	/s/ Logan Fahey Franz
Title:	Director
Date:	June 4, 2025

By:	/s/ Randy Samsel
Title:	Director
Date:	June 4, 2025

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